# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shattuck Labs, Inc., CIK 0001680367
CUSIP: 82024L103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 W. 5th Street, Suite 1200, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 07/15/2026
Amends the filing with accession number 0001104659-25-052422
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Redmile Group, LLC, Attn: Josh Garcia, 900 Larkspur Landing Circle, Suite 270, Larkspur, California (CA), 94939, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,019,421; sole dispositive power 0; shared dispositive power 10,019,421; aggregate amount beneficially owned 10,019,421 (9.9% of the class)
  Comment: (1) The source of funds was working capital of certain private investment funds managed by Redmile Group, LLC (the "Redmile Funds"), including Redmile Biopharma Investments II, L.P. ("RBI II").
  
  (2) The information in Item 5(a) relating to the shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") as of July 17, 2026 and the calculation of the beneficial ownership percentage of such class of securities is incorporated by reference herein.
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 10,019,421; sole dispositive power 0; shared dispositive power 10,019,421; aggregate amount beneficially owned 10,019,421 (9.9% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds, including RBI II.
  
  (2) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy Green as of July 17, 2026 and the calculation of the beneficial ownership percentage of such class of securities is incorporated by reference herein.
- Redmile Biopharma Investments II, L.P. (CIK 0001772230): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,125,342; sole dispositive power 0; shared dispositive power 8,125,342; aggregate amount beneficially owned 8,125,342 (8.1% of the class)
  Comment: (1) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by RBI II as of July 17, 2026 and the calculation of the beneficial ownership percentage of such class of securities is incorporated by reference herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Shattuck Labs, Inc.
Address of issuer's principal executive offices: 500 W. 5th Street, Suite 1200, Austin, Texas (TX), 78701

## Item 2. Identity and Background
Name of person filing: This Amendment No. 6 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, which was previously amended and supplemented by that amendment No. 1 to the Schedule 13D filed with the SEC on December 21, 2023, amendment No. 2 to the Schedule 13D filed with the SEC on December 6, 2024, amendment No. 3 to the Schedule 13D filed with the SEC on August 6, 2025, amendment No. 4 to the Schedule 13D filed with the SEC on August 26, 2025, and amendment No. 5 to the Schedule 13D filed with the SEC on June 11, 2026 (collectively, the "Prior Schedule 13D") by Redmile Group, LLC ("Redmile"), Jeremy C. Green, and Redmile Biopharma Investments II, L.P. ("RBI II") relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment, the Prior Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Prior Schedule 13D is hereby amended and supplemented in its entirety by adding the following paragraphs after the last paragraph of Item 3:

On July 17, 2026, certain private investment funds managed by Redmile (the "Redmile Funds"), not including RBI II, utilized their working capital in an aggregate amount of approximately $1,000,000 to acquire 143,808 shares of the Issuer's Common Stock. The participating Redmile Funds purchased the shares in open market transactions at a price of approximately $7.46 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons as of July 17, 2026 is comprised of (i) 5,233,076 shares of Common Stock held by the Redmile Funds, including the 3,338,997 shares of Common Stock directly held by RBI II, and (ii) 4,786,345 shares of Common Stock issuable to the Redmile Funds, including RBI II, upon exercise of certain pre-funded warrants to purchase Common Stock (the "Pre-Funded Warrants"), which is the maximum number of shares of Common Stock that could be issued upon exercise of the Pre-Funded Warrants under the 9.99% beneficial ownership limitation (the "Beneficial Ownership Limitation"). The Redmile Funds hold Pre-Funded Warrants that may be exercised into 10,943,951 shares of Common Stock, including the 5,647,258 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants directly held by RBI II, each of which is subject to the Beneficial Ownership Limitation. All of the reported securities are directly owned by certain Redmile Funds, including RBI II. Redmile may be deemed to beneficially own these securities in its capacity as the investment manager of the Redmile Funds with discretion to vote and dispose of their portfolio securities. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the reported securities, except to the extent of its or his pecuniary interest in such securities, if any.

Redmile and Mr. Green may be deemed to beneficially own 146,086 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing, and such amount is included in the number disclosed in (i) above. The stock options were granted to Mike Lee, a managing director of Redmile, in connection with his former service as a member of the Board of Directors, which ceased on August 25, 2025. Pursuant to the policies of Redmile, Mr. Lee holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile.

Percentage for each Reporting Person based on sum of: (i) 95,508,165 shares of Common Stock outstanding immediately after the Underwritten Offering (including the exercise of the underwriters' option to purchase additional shares of Common Stock), as reported by the Issuer in its Prospectus Supplement to the Prospectus dated January 21, 2026, which was filed with the Securities and Exchange Commission on June 11, 2026, plus (ii) 4,786,345 shares of Common Stock issuable upon exercise of certain Pre-Funded Warrants directly held by the Redmile Funds (including RBI II), which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 10,019,421
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 10,019,421

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 10,019,421
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 10,019,421

RBI II:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 8,125,342
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 8,125,342
Transactions in the class effected during the past sixty days:
Reportable transactions effected by any Reporting Persons since the Prior Schedule 13D consisted of the following open market transactions:

Reporting Person Transaction Date Shares Price Per Share Transaction Type
Redmile 7/10/2026 500,000 $6.64 Sale
Redmile 7/13/2026 60,935 $6.40 (1) Sale
Redmile 7/14/2026 52,543 $6.40 (2) Sale
Redmile 7/15/2026 587,129 $6.40 (3) Sale
Redmile 7/16/2026 424,400 $6.59 (4) Sale
Redmile 7/17/2026 323,844 $7.42 (5) Sale
Redmile 7/17/2026 143,808 $7.46 (6) Purchase

(1) The reported sales price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.265 to $6.63, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price.

(2) The reported sales price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.20 to $6.52, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price.

(3) The reported sales price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.285 to $6.605, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price.

(4) The reported sales price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.435 to $7.08, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price.

(5) The reported sales price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $7.025 to $7.62, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price.

(6) The reported purchase price per share is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.19 to $7.56, inclusive. The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares purchased at each separate price.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (07/17/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (07/17/2026)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments II (GP), LLC, general partner of Redmile Biopharma Investments II, L.P. (07/17/2026)